SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 8, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit	Number

1.1	2009 Annual Report

1.2	2010 Annual General Meeting Proxy Statement

1.3	2010 Letter to Shareholders

Exhibit 1.1

Our annual report on Form 20-F for the year ended December 31, 2009, filed on June 4, 2010 with the U.S. Securities and Exchange Commission, to the extent the information in that report has not been updated or superseded, is hereby incorporated by reference.

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

July 8, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 27, 2010 at 10:00 a.m., Taipei time, at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

You will find set forth below, the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2009 Annual Report. At this year’s Annual General Meeting, the agenda includes proposals relating to the election and re-election of directors and reappointment of our independent auditors to hold that office until the next annual general meeting.

Our Board of Directors recommends that you vote “FOR” each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the Proxy Statement, please submit your proxy by the internet or by marking, signing and dating your proxy card and return it in the enclosed self-addressed envelope by following the procedures provided on your notice card. Submitting the proxy either by internet or by mail before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

You may access the Notice of 2010 Annual General Meeting of Shareholders, the Proxy Statement, other proxy materials and the 2009 Annual report on the internet at http://www.proxyvoting.com/imos. You may choose to request paper copies of the Proxy Statement, 2009 Annual Report and Proxy Card by calling 1-888-313-0164 (outside of the U.S. and Canada, call 201-680-6688), by email at shrrelations@bnymellon.com (you must reference your 11-digit control number in your Notice Card in your email), or by internet at http://www.proxyvoting.com/imos.

Sincerely,

/s/ Yu-Chiao Su
Yu-Chiao Su
Secretary
Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Notice of 2010 Annual General Meeting of Shareholders

July 8, 2010

The 2010 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) will be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 27, 2010, at 10:00 a.m., Taipei time, for the following purposes:

1.	to receive the financial statements for the fiscal year ended December 31, 2009 and the auditors’ report thereon;

2.	to re-elect to the Board of Directors of the Company Messrs. Chao-Jung Tsai and Rong Hsu and to elect to the Board of Directors of the Company Mr. John Yee Woon Seto as directors for three-year terms;

3.	to reappoint the independent auditors of the Company to hold office until the next annual general meeting; and

4.	to transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the Proxy Statement. All holders of record of the Company’s common shares, par value US$0.01 per share (the “Common Shares”) on June 24, 2010 will be entitled to attend and vote at the Annual General Meeting. A notice card (the “Notice Card”) has been sent on or about July 8, 2010 to all holders of record of the Common Shares at the close of business on June 24, 2010, New York time. The Notice Card contains information on the address of the website where this Notice of 2010 Annual General Meeting of Shareholders, the Proxy Statement, other proxy materials and the 2009 Annual Report can be accessed or how you may obtain paper copies of these documents.

By Order of the Board of Directors,

/s/ Yu-Chiao Su
Yu-Chiao Su
Secretary
Hsinchu, Taiwan

PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED ON THE PROXY CARD NO LATER THAN

AUGUST 25, 2010, 11:59 P.M., NEW YORK TIME (AUGUST 26, 2010, 11:59 A.M., TAIPEI TIME).

ALTERNATIVELY, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN A PAPER COPY OF THE PROXY

CARD BY MAIL SO IT IS RECEIVED NO LATER THAN AUGUST 25, 2010, 11:59 P.M., NEW YORK TIME

(AUGUST 26, 2010, 11:59 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 27, 2010

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at the 2010 Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 27, 2010, at 10:00 a.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The notice card (the “Notice Card”) with instruction for submitting proxies for voting at the Annual General Meeting is first being sent to shareholders on or about July 8, 2010.

The Board of Directors has established June 24, 2010 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s common shares, par value US$0.01 per share (the “Common Shares”) to whom the Notice Card will be sent. On the Record Date, there were 108,657,121 Common Shares outstanding.

If you properly cast your vote by following the appropriate procedures set forth in your Notice Card for submitting your proxy by internet or by executing and returning the proxy card by mail, and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you submit your proxy by internet or execute and return the proxy card by mail, but do not give instructions as to how to vote, your proxy will be voted “FOR” each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to the Secretary of the Company, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice Card no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate at least 50% of the total voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum. Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

BNY Mellon Shareowner Services will tabulate votes cast by proxy either by internet or by mail for the Annual General Meeting and a representative of BNY Mellon Shareowner Services will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. The Company will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

The Company’s 2009 Annual Report is available on the internet at http://www.proxyvoting.com/imos. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. The Company’s 2009 Annual Report is also available through the website of the Company at http://www.chipmos.com. The Company’s 2009 Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Re-election and Election of Directors

Introduction

The Board of Directors of the Company (the “Board of Directors”) is divided into three classes. At each annual general meeting of shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director’s earlier resignation or removal.

The Board of Directors proposes the re-election as directors of Messrs. Chao-Jung Tsai and Rong Hsu (as described below under “Nominees for Re-election to the Board of Directors for a Three-Year Term Expiring in 2013”), and the election as a director of Mr. John Yee Woon Seto (as described below under “Nominee for Election to the Board of Directors for a Three-Year Term Expiring in 2013”), to hold office for a term ending at the annual general meeting of shareholders to be held in 2013. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for re-election and election (as applicable) as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Re-election to the Board of Directors for a Three-Year Term Expiring in 2013

Messrs. Chao-Jung Tsai and Rong Hsu are currently members of the Board of Directors and are the nominees for re-election to the Board of Directors for a three-year term expiring in 2013. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Chao-Jung Tsai has served as a member of the Board of Directors since November 2004. Mr. Tsai was a director of ChipMOS TECHNOLOGIES INC. from January 2001 to December 2005, as a representative of Siliconware Precision Industries Co., Ltd., where he was a director from June 2005 to December 2009 and served as a supervisor from June 2002 to June 2005. He was also a supervisor of Phoenix Precision Technology Co. Ltd. from June 2005 to December 2009. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

Rong Hsu was appointed by the Board of Directors on October 1, 2008 to fill the vacancy from Mr. Takaki Yamada’s resignation. He has served as a member of the Board of Directors from July 2005 to August 2008. He has been the director of Corp. R&D, Delta Electronics since February 2009. He has been the vice president of Spatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in material engineering from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

The Board of Directors recommends a vote “FOR” the re-election of each of Messrs. Chao-Jung Tsai and Rong Hsu to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2013.

Nominee for Election to the Board of Directors for a Three-Year Term Expiring in 2013

Mr. John Yee Woon Seto is a nominee for election to the Board of Directors for a three-year term expiring in 2013. Set forth below is information regarding Mr. John Yee Woon Seto, which he furnished for inclusion in this Proxy Statement.

John Yee Woon Seto was a member of the Board of Directors from August 2000 to May 2004. He served as the executive vice president of the business group of Mosel Vitelic Inc. from 1995 to 2005, and before that he was the vice president of the memory business group. He was the senior vice president of operation and strategic planning of Vitelic Corporation U.S.A. He was a director of Mosel Vitelic Inc. from 1999 to 2008. He served on the board of directors in a number of companies, such as ProMOS Technologies Inc. and Ultima Electronics Corp. He has served as the president and CEO of International Capture Tech Co LTD since 2006. He holds a Ph.D. in electrical engineering from University of California at Berkeley.

The Board of Directors recommends a vote “FOR” the election of Mr. John Yee Woon Seto to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2013.

Directors Currently in Office

Set forth below is information regarding the directors of the Company who are currently in office (other than Messrs. Chao-Jung Tsai and Rong Hsu whose information are set forth above) which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng has served as a member of the Board of Directors and chief executive officer since our inception. He was the Company’s deputy chairman from the Company’s inception to May 2004 and became the Company’s chairman in May 2004. He has also served as a director and president of ChipMOS TECHNOLOGIES INC. since 1997, the chairman of ChipMOS TECHNOLOGIES INC. since June 2003, the chairman of ThaiLin Semiconductor Corp. since 2002. He was a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. of certain repurchase notes in 2004. Although Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007, the prosecutor appealed the Taipei District Court’s decision on October 27, 2007. For more information, please see the Company’s annual report on Form 20-F for the year ended December 31, 2009 under “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

Pierre Laflamme has served as a member of the Board of Directors since February 2001, and as the Company’s deputy chairman since June 2005. Since July 2003, he has been engaged in international consultancy works and also participated in developing new residential housing concepts and projects. Since April 2007, he has been the chairman of the board of Capital BLF Inc. (ticker BLF.V on the TSX Venture). As of May 2009, he is a member of the Independent Valuation Committee of Solidarity Fund, a CAD$6.9 billion investment fund in Canada. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Antonio R. Alvarez has served as a member of the Board of Directors from July 2005. Mr. Alvarez was president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009 and is currently a director. Since March 2006, he has been a member of the board of directors of Validity Sensors Inc. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Chin-Shyh Ou has served as a member of the Board of Directors since August 2008. He has served as a director of ChipMOS TECHNOLOGIES INC. since June 2007. Mr. Ou joined the National Chengchi University as an associate professor in 1993 and then became professor in 1997. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish the executive MBA program and Graduate Institute of Accounting and Information Technology of National Chung Cheng University in 1999. Mr. Ou holds a master’s degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

Hsing-Ti Tuan has served as a member of the Board of Directors since August 2000. Mr. Tuan currently is the executive vice president of ProMOS Technologies Inc. and has served as a director of ProMOS Technologies Inc. since 1997. Mr. Tuan was president of Mosel Vitelic Corp., USA from 1994 to 2009. Mr. Tuan was the acting president of Mosel Vitelic Inc. from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang has served as a member of the Board of Directors since July 2004 and a member of the board of directors of ChipMOS TECHNOLOGIES INC. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He serves as the vice president of National Applied Research Laboratories since 2007. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

Shou-Kang Chen has served as a member of the Board of Directors since June 2005. He has served as the chief financial officer and investor relations officer of the Company and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of strategy development department of the Company from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

The Board of Directors held eight (8) meetings during the year ended December 31, 2009.

Audit Committee

Messrs. Pierre Laflamme, Chin-Shyh Ou and Yeong-Her Wang are currently the members of the Audit Committee. Under the charter of the Audit Committee adopted on February 28, 2001 and amended on May 14, 2004, December 21, 2004 and August 27, 2009, the Audit Committee:

•

is directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•

oversees the Company’s accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•

meets with management, the Company’s external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to the Company’s financial statements, any major issues regarding accounting principles and the adequacy of the Company’s internal control over financial reporting;

•	pre-approves, or adopts appropriate procedures to pre-approve all audit and non-audit services, if any, provided to the Company by its external auditors;

•

establishes the Company’s internal complaints procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by the Company’s employees;

•	evaluates the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	reviews and approves all the Company’s related party transactions.

Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2009.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of (i) the Company’s accounting and financial reporting principles and policies, internal audit controls and procedures and compliance with legal and regulatory requirements; (ii) the integrity of the Company’s financial statements and the independent audit thereof; and (iii) the external auditors, including evaluating the qualifications, independence and performance of and, where deemed appropriate, the replacement of the external auditors. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements, reviewing, if requested, the Company’s interim financial statements, annually auditing management’s assessment of the effectiveness of internal control over financial reporting, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the external auditors. The Committee has also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written statement from the external auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the external auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the external auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent.”

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Pierre Laflamme

Chin-Shyh Ou

Yeong-Her Wang

May 25, 2010

Compensation Committee

Messrs. Antonio R. Alvarez, Pierre Laflamme and Rong Hsu are currently the members of the Compensation Committee. The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of all the directors and executive officers of the Company on at least an annual basis.

The Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2009 to the directors and executive officers of the Company, including cash, share bonuses and accrued pension payable upon retirement, was approximately NT$62 million (US$2 million). In 2009, the Company granted options to purchase 633,457 of the Common Shares to the directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 31 and November 16, 2010, 2011, 2012 and 2013, except for certain options granted on August 31, 2009 and November 16, 2009 that vested on the date of grant.

Number of Common Shares issuable upon exercise of options	Expiration date	Exercise price (US$)	Considerations paid for options granted
450,400	August 31, 2015	0.6375	None
70,000	August 31, 2019	0.6375	None
82,670	November 16, 2015	0.6375	None
30,387	November 16, 2019	0.6375	None

The Company did not set aside any money for pension, retirement or similar benefits for the directors of the Company in 2009. The Company does not provide the directors of the Company with any benefits upon termination of employment.

Nominations Committee

Messrs. Yeong-Her Wang, Rong Hsu and Chin-Shyh Ou are currently the members of the Nominations Committee. Under the charter of the Nominations Committee adopted on August 26, 2005, the Nominations Committee:

•

identifies individuals qualified to become members of the Board of Directors, selects or recommends nominees to the Board of Directors and, in the case of a vacancy of a director, recommends to the Board of Directors an individual to fill such vacancy;

•	develops and recommends to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between the Company and a director;

•	identifies members of the Board of Directors qualified to fill vacancies on any committee thereof and recommends the appointment of the identified member(s) to the respective committee;

•	assists the Company’s management in the preparation of the disclosure in the Company’s annual proxy statement regarding the operations of the nominations committee; and

•

performs any other duties or responsibilities expressly delegated to the nominations committee by the Board of Directors from time to time relating to the nomination of members of the Board of Directors and any committee thereof.

The Nominations Committee was established on May 14, 2004.

Executive Officers

The following table sets out the name of each executive officer, and such person’s age and position with the Company. The business address for the executive officers of the Company is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Shih-Jye Cheng	52	Chairman /Chief Executive Officer

Shou-Kang Chen	49	Chief Financial Officer

Adam Hsien	51	Acting President of ChipMOS TECHNOLOGIES (Shanghai) LTD.

Lafair Cho	48	President of ThaiLin Semiconductor Corp.

Li-Chun Li	53	Chief Operating Officer

Steve Cheng	48	President of ChipMOS U.S.A., Inc.

Joyce Chang	49	Vice President, LCDD Production Group

Michael Lee	45	Vice President, Wafer Sort Business Unit

Ivan Hsu	44	Vice President, Memory Production Group

Jesse Huang	44	Vice President, Assembly Production Group

David W. Wang	62	Vice President, Research & Strategy Development Center

Adam Hsien has served as the acting president of ChipMOS TECHNOLOGIES (Shanghai) LTD. since September 2006 and vice president since July 2006. He was executive vice president of Camtech Optronics Inc. from 2004 to 2006 and the director of the bumping operation division of He Jian Technology Inc. in Suzhou from 2003 to 2004. Mr. Hsien received a bachelor’s degree in electrical engineering from Feng Chia University in Taiwan.

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS TECHNOLOGIES INC. since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

Li-Chun Li has served as the Chief Operating Officer of ChipMOS TECHNOLOGIES INC. since January 2010. Prior to joining ChipMOS TECHNOLOGIES INC., he served as vice president of the Product Engineering group in Mosel-Vitelic (U.S.A.) and ProMOS Technologies Inc. from 2003 to 2009, and vice president of product development in Mosel-Vitelic (U.S.A.) and Mosel-Vitelic (Taiwan) from 1992 to 2003. Mr. Li received a bachelor’s degree in electrical engineering from the University of California, Berkeley.

Steve Cheng has served as the president of ChipMOS U.S.A., Inc. since August 2008. Mr. Cheng has served as the director of Finance and Administration in ChipMOS U.S.A., Inc. since July 2004. He has been serving in ChipMOS U.S.A., Inc. since November 1999. He received a bachelor’s degree in business banking and insurance from Feng Chia University in Taiwan.

Joyce Chang has served as ChipMOS TECHNOLOGIES INC.’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and manager of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Michael Lee has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2000 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of memory production group since December 2004. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to 2004 and deputy assistant vice president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Jesse Huang has served as ChipMOS TECHNOLOGIES INC.’s vice president of assembly production group since April 2007. He was the assistant vice president of assembly engineering division formerly. He received a bachelor’s degree in Physics from Soochow University in Taiwan.

David W. Wang joined ChipMOS TECHNOLOGIES INC. as vice president of research and strategy development center in 2007. Prior to joining ChipMOS TECHNOLOGIES INC., he served as the president of Fibera, Inc. from 2001 to 2007. Mr. Wang also served as a senior director of Lam Research Corporation in charge of product introduction and regional support teams of its etch group from 1996 to 2001. Mr. Wang also served in the microelectronics division of IBM as a manager in the packaging engineering, materials and process development and marketing departments. He holds a Ph.D. degree from the University of Michigan and is a member of Phi Lambda Upsilon.

Major Shareholders

The following table sets out certain information as of March 31, 2010 regarding the ownership of the Common Shares by (1) each person known to the Company to be the owner of more than five percent of the outstanding Common Shares and (2) the total amount owned by the directors and executive officers of the Company as a group.

Identity of person or group	Number of shares owned	Percent Owned
Siliconware Precision Industries Co., Ltd(1)	12,174,998	13.3
Mosel Vitelic Inc.(2)(3)	11,194,644	12.3
ThaiLin Semiconductor Corp.(4)	6,493,998	7.1
DLS Capital Management, LLC(5)	5,229,367	5.7
Directors and executive officers, as a group(6)	1,439,191	1.6

(1)	Siliconware Precision Industries Co., Ltd. completed a share purchase and subscription transaction with ChipMOS TECHNOLOGIES INC. and the Company on March 27, 2007, pursuant to which the Company and ChipMOS TECHNOLOGIES INC. purchased all of Siliconware Precision Industries Co., Ltd.’s equity interest in ChipMOS TECHNOLOGIES INC., and Siliconware Precision Industries Co., Ltd subscribed for 12,174,998 of the Common Shares through a private placement. For more information, please see the Company’s annual report on Form 20-F for the year ended December 31, 2009 under “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.”
(2)	Mosel Vitelic Inc.owned 10,850,052 Common Shares indirectly through Giant Haven Investments Limited, and 344,592 Common Shares indirectly through Mou-Fu Investment Ltd. In June 2006, Mosel Vitelic Inc. sold 6,956,522 Common Shares through its wholly-owned subsidiary, Giant Haven Investments Limited pursuant to the Company’s shelf registration statement. In July 2007, Mosel Vitelic Inc. sold 8,121, 266 Common Shares through Giant Haven Investments Limited to ProMOS Technologies Inc. and Powertech Technology Inc., and the Company then granted Giant Haven Investments Limited, ProMOS Technologies Inc. and Powertech Technology Inc. certain rights to require the Company to register these Common Shares for sale under the Securities Act. Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of its outstanding shares as of April 19, 2010.
(3)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel Vitelic Inc. Please see the Company’s annual report on Form 20-F for the year ended December 31, 2009 under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” for more information on PacMOS’ holding of convertible notes of the Company.
(4)	From December 2008 to August 2009, ThaiLin Semiconductor Corp. acquired 2,025,455 Common Shares accumulated from the Rule 10b5-1/10b-18 securities purchase program, which was initiated, after a 30-day “cooling off period”, on December 28, 2008, further acquired 4,060,633 Common Shares in March 2009 pursuant to its enforcement of the collateral provided by ProMOS Technologies Inc. under the Stock Pledge Agreement entered into between ThaiLin Semiconductor Corp. and ProMOS Technologies Inc. dated December 3, 2008, and further acquired 407,910 Common Shares in January 2010 pursuant to the interest shares payment of holding convertible notes of the Company issued in 2009.
(5)	According to market open information disclosed on the NASDAQ website at http://www.nasdaq.com.
(6)	Excludes Mosel Vitelic Inc.’s beneficial ownership of the Common Shares which may be considered to be beneficially held by some of the Company’s directors or officers. Includes shares held by certain family members of certain directors.

According to the Schedule 13G/A filed by Highbridge International LLC, or Highbridge, on February 11, 2010, as of December 31, 2009, Highbridge beneficially owned US$15.75 million in aggregate principal amount of the Company’s 10% Convertible Senior Notes due 2014 (“10% Notes”) issued pursuant to an indenture with The Bank of New York Mellon, which are convertible into an aggregate of 10,499,895 of Common Shares of the Company. As set forth in the terms of the 10% Notes owned by Highbridge, the number of Common Shares into which the 10% Notes are convertible is limited to the number of Common Shares that would result in Highbridge having an aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding Common Shares. As of March 31, 2010, US$5 million of the convertible notes beneficially owned by Highbridge had been converted into approximately 6 million Common Shares. This conversion amount includes payment of any unpaid interest and make-whole amounts that accrued from the applicable conversion date, until the stated maturity, calculated in accordance with the terms and conditions of the 10% Notes. As a result of Highbridge’s conversion right, Highbridge is treated as a major shareholder. For more information, please see the Company’s annual report on Form 20-F for the year ended December 31, 2009 under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes”.

As of March 31, 2010, approximately 73% of the Common Shares were held of record by shareholders located in the United States. All holders of the Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Reappointment of Independent Auditors

The Company is submitting a proposal to have Moore Stephens, Hong Kong reappointed as the independent auditors of the Company for shareholder approval at the Annual General Meeting as required by Bermuda law and proposing that the Board of Directors be authorized to determine their remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as the independent auditor of the Company prior to the Annual General Meeting, will nevertheless remain the independent auditor of the Company until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

The table below summarizes the aggregate fees that the Company paid or accrued for services provided by Moore Stephens, Hong Kong for the years ended December 31, 2008 and 2009.

	2008		2009
	(In thousands)
Audit Fees	NT$	11,564	NT$	11,055
Audit Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	11,564	NT$	11,055

Audit Fees. This category includes the audit of the annual financial statements of the Company and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2008 and 2009, this category primarily includes the audit of the Company’s financial statements and the Company’s internal control over financial reporting contained in the Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of the financial statements of the Company and not included in the category of Audit Fees (described above).

All non-audit services are pre-approved by the Audit Committee on a case-by-case basis. Accordingly, the Company has not established any pre-approval policies and procedures.

All audit services that Moore Stephens, Hong Kong, was engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

The Board of Directors recommends a vote “FOR” the appointment of Moore Stephens, Hong Kong, as the independent auditors of the Company to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2011 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2011 will be held on the last Friday in August that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2011 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by the Company in connection with the 2011 Annual General Meeting must comply with the provisions of the Company’s Bye-Law 46 and applicable Bermuda law.

In accordance with the Company’s Bye-Law 46, in order for any proposals to be properly brought before the 2011 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver a notice of the matter the shareholder wishes to present to the Secretary of the Company at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2011 Annual General Meeting; provided, however, that if the date of the 2011 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2011 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda (as amended) provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; and/or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonably sufficient to meet the Company’s expenses.

By Order of the Board of Directors,

/s/ Yu-Chiao Su
Yu-Chiao Su
Secretary

Hsinchu, Taiwan

Dated: July 8, 2010

Exhibit 1.3

Dear Shareholders,

Our net revenue in 2009 was US$380 million, representing a 29% decline from US$532 million in 2008. Decrease in revenue was due to the continued global recession in the semi industry resulting from the credit crisis of financial market happened in the second half of 2008. Owing to low utilization of our overall capacity and the declined ASP, our gross margin declined to negative 28.9% for the full year 2009 based under ROC GAAP. Net loss for 2009 based on ROC GAAP was US$138 million, and US$1.75 per common share.

2009 was clearly a challenging year for ChipMOS. The global economic situation caused dramatic financial problems at two of our major customers. For most companies, having one customer with such problems would be too much to overcome. I am proud of the ChipMOS team for overcoming the issues brought by both customers and fighting in the face of the overall downturn.

In the past year, we are proud of the numerous steps taken to improve our financial strength. By working with bank creditors and investors we are moving forward in a much better position with the stronger footing needed for long-term success.

Of note, in April 2009, we successfully secured approval from creditors to extend ChipMOS Taiwan’s loan repayment. We also restructured our existing convertible bond in September and revised the lease program in November, respectively. These results significantly reduce the cash pressure while our business continues to recover.

We also made good progress in recovering the outstanding receivables from our two major customers who had serious liquidity problems. In January 2010, we entered into an agreement to sell ChipMOS Taiwan’s entire Spansion claims to Citigroup at 49.8% discount to the surface value. This claim includes the A/R claim of around US$70 million and breach contract damage claim of around US$234 million. So far, we have received US$34 million from Citigroup for the A/R claim. We made the strategic decision to agree to the discount because it provides us with cash over the near term as opposed to receiving equity for us and needing to cash out at a later point. For ProMOS’s outstanding A/R totaled around US$24.4 million, we have recovered around US$18.1 million till end of May, 2010 and expect to receive the balance in 9 installments with the last payment due on Mar. 15, 2011.

In the past year, we aggressively worked to fill the capacity left on our books from the loss of two major customers. Our efforts paid off with Q1 revenue up 61% year over year as compared to the same period last year. As you may have seen, our major flash customer, Spansion, successfully emerged from Chapter 11 in May. The new wafer sort service contract signed by Spansion and ChipMOS we announced on April 22 is now effective. We would like to express our sincere congratulations to Spansion for this successful corporate restructuring. As a sole wafer sort service provider for Spansion, we are pleased to maintain long-term partnership going forward and will utilize our existing capacity to fully support Spansion’s requirements.

We are optimistically looking into our business plan for year 2010. Despite a shorter number of working days in Q1, our DRAM business achieved around 4% quarter over quarter growth from Q4 last year due to strong demand from both commodity and niche markets. As the worldwide DRAM market remained strong recently, we expect the growth in DRAM business will continue in Q2 and beyond.

The LCD driver business revenue was up 18% quarter over quarter in Q1 compared to Q4 last year. This is a combined result of the market recovery from the quick downturn in Q4 last year and an ASP increase to reflect manufacturing cost. The LCD market outlook for 2010 is becoming clearer. We expect customer demand will remain healthy for the rest of the year. In addition to the strong demand from the market, our LCD driver revenue in 2nd half of 2010 will also benefit from the backend ASP increase in the market and the additional revenue from the capacity we acquired from SPIL. The additional capacity will be brought online in June.

Our flash revenue was down around 14% in Q1 compared to Q4 last year due to market seasonality. Our mixed-signal business also faced the same seasonality issue in Q1 and had a 4% revenue decline as compared to Q4 last year. We have seen a recovery for both our flash and mixed-signal businesses starting from Q2 and expect revenues in both segments to grow significantly starting from Q2.

Overall, we expect continued momentum in our business with strong growth in each of our business sectors in Q2. We are also optimistic in our outlook for the second half based on customer feedback and broader market rebound. We expect our business is capable of maintaining quarter on quarter growth throughout 2010. The growth momentum of our business in the second half would reflect the revenue contribution of the new LCD driver capacity from SPIL and ASP increases. In the testing business, the growth will come from the expected increase in demand from Mask ROM, flash, and niche DRAM.

After completing various steps of financial structuring in the past year, our primary focus is on returning to profitability in 2010. Based on the above-mentioned business highlight, we are confident we can achieve our target.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the years.

Sincerely,

/s/ Shih-Jye Cheng
Shih-Jye Cheng, Chairman